Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 19, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on January 19, 2007, entitled "Statoil’s share saving plan allocates shares".

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission.  Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction.  You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 15 January 2007 for use in the group’s share saving plan have on 17 January 2006 been distributed to the employees in accordance with their savings amount and bonus shares for the 2004 share saving plan. Following this, the share saving plan has 1,028,828 shares.

As participants in Statoil’s share saving plan , the primary insiders below have been allocated shares in accordance with their share saving plan 2004 an average price of  NOK 161,15.

Name	Bonus 2004	New shares holding
Eldar Sætre	82	1675
Jon Arnt Jacobsen	114	2026
Margareth Øvrum	275	2418
Inge Eivind Sørvik	40	912
Ola Morten Aanestad	40	710
Lars Troen Sørensen	186	925
Torgrim Reitan	80	702
Kåre Thomsen	243	2426
May-Marie Thomsen	104	677
Stein Egil Næss	40	792
Morten Svaan	40	523
Runar T Tjersland	222	1288

STATOIL ASA (Registrant)
Dated: January 19, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer